AB
12/3

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

[redacted]

09042937

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section
NOV 24 2009
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-48344 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOESIS CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CLINT MOORE ROAD
(No. and Street)

| Boca Raton | FL | 33487 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO B.M. LETSCHERT (561) 998-8884
(Are Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
*(Name – if individual, state last, first, middle name)*

| 190 SE 19TH AVENUE | POMPANO BEACH | Florida | 33060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**SEC 1410 (06-02)**

AB
12/16

# OATH OR AFFIRMATION

I, Nico B.M. Letschert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noesis Capital Corp., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

E. LETSCHERT
MY COMMISSION # DD 514328
EXPIRES: February 5, 2010
Bonded Thru Notary Public Underwriters

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# NOESIS CAPITAL CORP. AND SUBSIDIARIES

# CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED SEPTEMBER 30, 2009
AND
INDEPENDENT AUDITORS' REPORT

NOESIS CAPITAL CORP. AND SUBSIDIARIES

# TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| CONSOLIDATED FINANCIAL STATEMENTS | |
| Consolidated Statement of Financial Condition | 2 |
| Consolidated Statement of Operations | 3 |
| Consolidated Statement of Changes in Stockholder's Equity | 4 |
| Consolidated Statement of Cash Flows | 5 |
| NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | 6-14 |
| SUPPLEMENTARY INFORMATION | |
| Computation of Net Capital | 15 |
| Schedule of Statement Pursuant to Rule 17A-5(d)(4) | 16 |
| Schedule of Exemptive Provisions under Rule 15c3-3 | 17 |
| INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) | 18-20 |

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Noesis Capital Corp.

We have audited the accompanying consolidated statement of financial condition of Noesis Capital Corp. and its subsidiaries (the "Company") as of September 30, 2009, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Noesis Capital Corp. and its subsidiaries as of September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 10, 2009

NOESIS CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 113,379 |
| Prepaid expenses and other assets | 812 |
| Securities owned | 59,474 |
| TOTAL | $ 173,665 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 7,379 |
| TOTAL LIABILITIES | 7,379 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $0.01 par value; 7,500 shares authorized, issued, and outstanding | 75 |
| Additional paid in capital | 173,475 |
| Accumulated deficit | (7,264) |
| TOTAL STOCKHOLDER'S EQUITY | 166,286 |
| TOTAL | $ 173,665 |

The accompanying notes should be read with these consolidated financial statements.

## NOESIS CAPITAL CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 87,394 |
| Investment banking and related fees | 4,007 |
| Consulting fees | 55,500 |
| Net dealer inventory and investment gains and losses | (99,171) |
| Interest and dividend income | 16,511 |
| TOTAL REVENUES | 64,241 |
| EXPENSES: | |
| Clearing costs and other transaction costs | 64,060 |
| Commissions | 32,078 |
| Professional services | 9,500 |
| Licenses and registration | 9,048 |
| Telephone | 6,939 |
| Occupancy expense | 4,169 |
| Insurance | 4,141 |
| General and administrative | 1,925 |
| Travel and entertainment | 513 |
| Dues and publications | 362 |
| Postage | 252 |
| TOTAL EXPENSES | 132,987 |
| LOSS BEFORE PROVISION FOR INCOME TAXES | (68,746) |
| PROVISION FOR INCOME TAXES | - |
| NET LOSS | $ (68,746) |

The accompanying notes should be read with these consolidated financial statements.

# NOESIS CAPITAL CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| BALANCES, October 1, 2008 | $ 75 | $ 173,475 | $ 168,017 | $ 341,567 |
| Dividends paid | - | - | (106,535) | (106,535) |
| Net loss for the year ended September 30, 2009 | - | - | (68,746) | (68,746) |
| BALANCES, September 30, 2009 | $ 75 | $ 173,475 | $ (7,264) | $ 166,286 |

The accompanying notes should be read with these consolidated financial statements.

NOESIS CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (68,746) |
| Adjustments to reconcile net loss net cash provided by operating activities: | |
| Changes in certain current assets and liabilities: | |
| Prepaid expenses | (377) |
| Securities owned | 99,122 |
| Accounts payable and accrued expenses | 1,536 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 31,535 |
| CASH FLOWS USED IN FINANCING ACTIVITY: | |
| Dividends paid in cash | (46,535) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (15,000) |
| CASH AND CASH EQUIVALENTS, beginning of the year | 128,379 |
| CASH AND CASH EQUIVALENTS, end of the year | $ 113,379 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Cash paid for income taxes | $ - |
| Cash paid for interest expense | $ - |

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 2009, the Company transferred their accounts receivable, notes receivable and accrued interest balances to Holdings. All of these balances were fully allowanced and resulted in a net dividend to Holdings of $0.

During 2009, the subsidiaries of the Company transferred their note receivable balances totaling $60,000 to Holdings.

The accompanying notes should be read with these consolidated financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization**
Noesis Capital Corp., (the "Company"), was incorporated in the State of Florida on September 24, 1993 and operates as a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company and its wholly-owned subsidiaries, Noesis Gray LLC, Noesis Blue LLC, Noesis Green LLC, and Noesis Silver LLC, are collectively referred to as the "Company". The Company is a wholly-owned subsidiary of Noesis International Holdings, Inc. ("Holdings") and related through common ownership to Noesis Capital Management Corp. Holdings, together with its subsidiaries, is hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking and investment advisory businesses. The Company manages its customer accounts through J.P. Morgan Clearing Corp. ("JP Morgan"), on a fully disclosed basis. JP Morgan provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

**Basis of Presentation**
The consolidated financial statements include the accounts of Noesis Capital Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Securities Transactions**
Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

**Commissions**
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Investment Banking**
Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed, the income is reasonably determinable and collectiblity reasonably assured.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Income Taxes**
The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets and deferred tax liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with Holdings, who has assumed responsibility for the ultimate payment of income taxes due. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

The Company has deferred the application of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as permitted by a FASB staff release. The Company presently records and evaluates its uncertain tax positions using a more-likely-than-not sustainability threshold.

**Cash and Cash Equivalents**
Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

**Fair Value of Other Financial Instruments**
Cash, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

**Derivatives**
Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses, if any, on these derivative contracts are recognized currently in the statement of income as investment banking and related fees. The Company does not apply hedge accounting as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as interpreted and amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of SFAS No. 133 are generally not applicable with respect to these financial instruments.

The Company has previously entered into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

**Statement of Comprehensive Income/Loss**
A statement of comprehensive income/loss in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive loss is the same as net loss.

## NOTE 2. FAIR VALUE MEASUREMENT

SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted unadjusted prices in active markets for identical assets or liabilities the Company has the ability to access;

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarch for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2009.

| | Fair Value Measurements on a Recurring Basis: | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Securities owned | $ - | $ - | $ 59,474 | $ 59,474 |

The following table provides further details of the Level 3 fair value measurements.

| | |
|---|---|
| Beginning balance | $ 158,596 |
| Unrealized losses related to assets held at year end | (99,122) |
| Ending balance | $ 59,474 |

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $44,641, which was $39,641 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .1653 to 1, based on an aggregated indebtedness of $7,379 as of September 30, 2009.

## NOTE 4. ACCOUNTS/NOTES RECEIVABLE

The Company has an investment banking customer for which the Company charges a monthly consulting fee and commissions for investment banking in which the Company acts as an underwriter or agent. The Company has converted various receivable balances from previous consulting income or investment banking fees into notes receivable as follows:

On December 31, 2006, the Company converted amounts due into a note receivable in the amount of $185,000. The note bears interest at 9% payable, including accrued interest on January 1, 2009 at which time the note went into default and the interest rate increased to 12%.

On January 16, 2007, Noesis Gray LLC, Noesis Green LLC and Noesis Blue LLC loaned this investment banking customer, $19,000, $9,000 and $32,000, respectively. These notes bear interest at 9% and are payable, including accrued interest on January 1, 2009. The notes are in default, resulting in an increase in the interest rate to 12%.

The Company is continuing to account for revenues from this customer on the cash basis as collectability of this note receivable/accounts receivable is not reasonably assured. As of September 30, 2009, the Company transferred the net accounts/note receivable balance to Holdings as follows:

| | |
|---|---|
| Accounts receivable | $ 165,000 |
| Notes receivable | 245,000 |
| Accrued interest on note receivable | 35,314 |
| Total owed | 445,314 |
| Less allowance for doubtful accounts | 382,779 |
| Net dividend paid to Holdings | $ 62,535 |

## NOTE 5. INCOME TAXES

A summary of the income tax provision for the year ended September 30, 2008 is as follows:

| | |
|---|---|
| Currently payable (allocated to Holdings) | $ - |
| Deferred tax benefit | 31,200 |
| Deferred tax valuation allowance | (31,200) |
| Provision for income taxes | $ - |

The Company has used the estimated combined federal and state effective tax rate from the combined group of approximately 40% for all tax computations. Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred income tax assets primarily relate to the allowance of the accounts receivable/ note receivable (see Note 4). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

## NOTE 6. INVESTMENT TRANSACTIONS

Subsidiaries of the Company, Noesis Gray, LLC, Noesis Green, LLC Noesis Blue, LLC, and Noesis Silver, LLC, entered into various agreements with four unrelated third parties to provide interest-rate hedges on behalf of the third parties. These agreements consist of long-term forward contracts, funding loans and interest rate caps and are further described below.

Noesis Gray, LLC
Funding Loan - On August 18, 2005, Noesis Gray, LLC entered into a Forward Contract with an unrelated third party which was funded in part by the issuance of a loan in the amount of $771,698,297. Repayment of the loan will consist of quarterly payments of interest, at a rate of 4.96109%, and principal payable on the first day of July, October, January and April beginning July 1, 2009 as follows:

| Repayment dates | Repayment amounts |
|---|---|
| 07/01/09 - 04/01/13 | $ 20,490,725 |
| 07/01/13 - 04/01/17 | $ 20,509,100 |
| 07/01/17 - 04/01/21 | $ 20,519,675 |
| 07/01/21 - 04/01/25 | $ 20,522,150 |

Forward Contract - The unrelated third party holder of the Forward Contract has the right and obligation to receive four payments of a face amount of certain bonds, the amount of which will be determined based upon future interest rates, in exchange for payment of a strike price. Each such face amount of bonds has a strike price of $10,000,000 and a notional amount of $30,000,000.

Interest rate cap - The interest rate cap agreement entered into between Canadian Imperial Bank of Commerce and Noesis Gray, LLC, as counterparty, provides payments to Noesis Gray, LLC in the event of a rise in interest rates over the term of the Forward Contract. The interest rate cap Agreement provides Noesis Gray, LLC with the exact difference in cash flow between the Forward Contract it holds as a liability and the Funding Loan it holds as an asset. Thus, Noesis Gray, LLC holds a completely hedged net position.

In accordance with Interpretation 39 of SFAS No. 133, the net value of these instruments are accounted for as a single item, rather than as separate assets and liabilities, as Noesis Gray, LLC and the third party have agreed to a master netting arrangement and for which a right of set off exists. As of September 30, 2009, the net present value of the future cash flows of these instruments and the market value netted to zero, therefore, there are no assets or liabilities shown on the accompanying statement of financial condition.

Noesis Blue, LLC
Funding Loan - On April 1, 2006, Noesis Blue, LLC entered into a Forward Contract with an unrelated third party which was funded in part by the issuance of a loan in the amount of $146,052,717. Repayment of the loan will consist of fifty-six quarterly payments of interest, at a rate of 1.27233524% per quarter compounded quarterly, and principal in the amount of $5,420,000 per quarter, payable on the first day of each calendar quarter beginning April 1, 2014 through January 1, 2028.

## NOTE 6. INVESTMENT TRANSACTIONS (continued)

Noesis Blue, LLC (continued)
Forward Contract - The unrelated third party holder of the Forward Contract has the right and obligation to receive seven payments of a face amount of certain bonds, the amount of which will be determined based upon future interest rates, in exchange for payment of the strike price. Each such face amount of bonds has a strike price of $700,000 and a notional amount of $6,000,000.

Interest rate cap - The interest rate cap agreement entered into between Canadian Imperial bank of Commerce and Noesis Blue, LLC, as counterparty, provides payments to Noesis Blue, LLC in the event of a rise in interest rates over the period of the Forward Contract. The interest rate cap Agreement provides Noesis Blue, LLC with the exact difference in cash flow between the Forward Contract it holds as a liability and the Funding Loan it holds as an asset. Thus, Noesis Blue, LLC holds a completely hedged net position.

In accordance with Interpretation 39 of SFAS No. 133, the net value of these instruments are accounted for as a single item, rather than as separate assets and liabilities, as Noesis Blue, LLC and the third party have agreed to a master netting arrangement and for which a right of set off exists. As of September 30, 2009, the net present value of the future cash flows of these instruments and the market value netted to zero, therefore, there are no assets or liabilities shown on the accompanying statement of financial condition.

Noesis Green LLC
Funding Loan - On October 16, 2006, Noesis Green, LLC entered into a Forward Contract with an unrelated third party which was funded in part by the issuance of a loan in the amount of $61,398,499. Repayment of the loan will consist of eighty quarterly payments of principal and interest, at a rate of 1.3667460% per quarter compounded quarterly, commencing on October 1, 2010 and continuing on the first day of each calendar quarter thereafter as follows:

| Quarterly Periods | Repayment amounts |
|---|---|
| 10/01/10 - 07/01/12 | $ 10,000 |
| 10/01/12 - 07/01/14 | $ 40,000 |
| 10/01/14 - 07/01/16 | $ 120,000 |
| 10/01/16 - 07/01/18 | $ 280,000 |
| 10/01/18 - 07/01/20 | $ 570,000 |
| 10/01/20 - 07/01/22 | $ 1,050,000 |
| 10/01/22 - 07/01/24 | $ 1,850,000 |
| 10/01/24 - 07/01/26 | $ 3,210,000 |
| 10/01/26 - 07/01/28 | $ 5,630,000 |
| 10/01/28 - 07/01/30 | $ 10,160,000 |

## NOTE 6. INVESTMENT TRANSACTIONS (continued)

**Noesis Green LLC (continued)**

Forward Contract - The unrelated third party holder of the Forward Contract has the right and obligation to receive eleven payments of a face amount of certain bonds, the amount of which will be determined based upon future interest rates, in exchange for payment of a strike price. Each such face amount of bonds has a strike price of $2,500,000 and the following notional amounts:

| Quarterly Periods | Notional amounts |
|---|---|
| 07/01/08 - 06/30/10 | $ 2,500,000 |
| 07/01/10 - 06/30/12 | $ 2,510,000 |
| 07/01/12 - 06/30/14 | $ 2,540,000 |
| 07/01/14 - 06/30/16 | $ 2,620,000 |
| 07/01/16 - 06/30/18 | $ 2,780,000 |
| 07/01/08 - 06/30/20 | $ 3,070,000 |
| 07/01/20 - 06/30/22 | $ 3,550,000 |
| 07/01/22 - 06/30/24 | $ 4,350,000 |
| 07/01/24 - 06/30/26 | $ 5,710,000 |
| 07/01/26 - 06/30/28 | $ 8,130,000 |
| 07/01/28 - 06/30/30 | $ 12,660,000 |

Interest rate cap - The interest rate cap agreement entered into between Credit Suisse International and Noesis Green, LLC, as counterparty, provides payments to Noesis Green LLC in the event of a rise in interest rates over the period of the Forward Contract. The interest rate cap Agreement provides Noesis Green, LLC with the exact difference in cash flow between the Forward Contract, it holds as a liability, and the Funding Loan, it holds as an asset. Thus, Noesis Green, LLC holds a completely hedged net position.

In accordance with Interpretation 39 of SFAS No. 133, the net value of these instruments are accounted for as a single item, rather than as separate assets and liabilities, as Noesis Green, LLC and the third party have agreed to a master netting arrangement and for which a right of set off exists. As of September 30, 2009, the net present value of the future cash flows of these instruments and the market value netted to zero, therefore, there are no assets or liabilities shown on the accompanying statement of financial condition.

**Noesis Silver, LLC**

Funding Loan - On April 17, 2007, Noesis Silver, LLC entered into a forward contract with an unrelated third party which was funded in part by the issuance of a loan in the amount of $221,423,129. Repayment of the loan will consist of one payment of interest at a rate of 5.7635968% per annum, and principal on October 1, 2038.

Forward Contract - The unrelated third party holder of the Forward Contract has the right and obligation to receive one payment of a face amount of certain bonds, the amount of which will be determined based upon future interest rates, in exchange for payment of the strike price. The payment of the face amount has an annual notional amount of $12,000,000 and a strike price of $750,000,000.

## NOTE 6. INVESTMENT TRANSACTIONS (continued)

Noesis Silver, LLC (continued)

Interest rate cap - The interest rate cap agreement entered into between Credit Suisse International and Noesis Silver, LLC as counterparty, provides payments to Noesis Silver, LLC in the event of a rise in interest rates over the period of the Forward Contract. The interest rate cap Agreement provides Noesis Silver, LLC with the exact difference in cash flow between the Forward Contract, it holds as a liability, and the Funding Loan, it holds as an asset. Thus, Noesis Silver, LLC holds a completely hedged net position.

In accordance with Interpretation 39 of SFAS No. 133, the net value of these instruments are accounted for as a single item, rather than as separate assets and liabilities, as Noesis Silver LLC and the third party have agreed to a master netting arrangement and for which a right of set off exists. As of September 30, 2009, the net present value of the future cash flows of these instruments and the market value netted to zero, therefore, there are no assets or liabilities shown on the accompanying statement of financial condition.

## NOTE 7. RELATED PARTY TRANSACTIONS

Lease

The Company's corporate offices are located in a building for which the lease agreement is with Noesis Capital Management. The Company was provided use of their space at no charge from Holdings.

Dividends Paid

The Company remitted to Holdings a cash dividend of $10,500, a cash dividend from its subsidiaries of $36,035 as settlement for the subsidiaries income tax liability, and transfer of the net accounts/note receivable from an investment banking customer of $60,000. Subsequent to year end, the Company remitted to Holdings $7,000 as a cash dividend.

## NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

## NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

**Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

## NOTE 9. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

| | | Subsidiaries | | | | |
|---|---|---|---|---|---|---|
| | Noesis Capital | Noesis Gray | Noesis Blue | Noesis Silver | Noesis Green | Total |
| Total assets | $ 118,096 | $14,990 | $ 1,306 | $ 18,430 | $ 20,843 | $ 173,665 |
| Stockholder's equity | 110,716 | 14,990 | 1,306 | 18,430 | 20,843 | 166,286 |
| Total revenue | 47,806 | 11,013 | 4,232 | - | 1,190 | 64,241 |
| Net income (loss) | (80,657) | 9,697 | 2,843 | (1,435) | 805 | (68,747) |

The accounts of the subsidiaries are not included in the computation of the Company's net capital.

## NOESIS CAPITAL CORP.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF SEPTEMBER 30, 2009

| | | |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | | $ 166,286 |
| Less: Subsidiary equity not allowable for net capital | | (55,570) |
| Total stockholder's equity qualified for net capital | | 110,716 |
| DEDUCTIONS AND/OR CHARGES: | | |
| Non-allowable assets: | | |
| Prepaid expenses and other assets | 812 | |
| Securities not readily marketable | 59,474 | |
| Other deductions | 5,000 | 65,286 |
| Net capital before haircuts on securities positions | | 45,430 |
| Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]: | | |
| Common stock | | 789 |
| NET CAPITAL | | $ 44,641 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | | $ 7,379 |
| Less: Adjustment based on special reverse bank accounts | | - |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 7,379 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required | | $ 5,000 |
| Net capital | | 44,641 |
| EXCESS NET CAPITAL | | $ 39,641 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 16.53% |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of September 30, 2009: | | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | | $ 44,641 |
| Audit adjustments | | - |
| NET CAPITAL PER ABOVE | | $ 44,641 |

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of September 30, 2009 were not materially different.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED SEPTEMBER 30, 2009

**Ahearn Jasco + Company**

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Noesis Capital Corp.

In planning and performing our audit of the consolidated financial statements of Noesis Capital Corp. and its subsidiaries (the "Company") as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is note intended to be and should not be used by anyone other that those specified parties.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 10, 2009

# NOESIS CAPITAL CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2009
## AND
## INDEPENDENT AUDITORS' REPORT

Ahearn
Jasco +
Company

Certified
Public
Accountants
Chartered

NOESIS CAPITAL CORP. AND SUBSIDIARIES

## TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| CONSOLIDATED STATEMENT OF FINANCIAL CONDITION | 2 |
| NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION | 3-6 |

**Ahearn Jasco + Company**

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Noesis Capital Corp.

We have audited the accompanying consolidated statement of financial condition of Noesis Capital Corp. and its subsidiaries (the "Company") as of September 30, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Noesis Capital Corp. and its subsidiary as of September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 10, 2009

NOESIS CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 113,379 |
| Prepaid expenses and other assets | | 812 |
| Securities owned | | 59,474 |
| TOTAL | $ | 173,665 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 7,379 |
| TOTAL LIABILITIES | | 7,379 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.01 par value; 7,500 shares authorized, issued, and outstanding | | 75 |
| Additional paid in capital | | 173,475 |
| Accumulated deficit | | (7,264) |
| TOTAL STOCKHOLDER'S EQUITY | | 166,286 |
| TOTAL | $ | 173,665 |

The accompanying notes should be read with this consolidated financial statement.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization**

Noesis Capital Corp., (the "Company"), was incorporated in the State of Florida on September 24, 1993 and operates as a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company and its wholly-owned subsidiaries, Noesis Gray LLC, Noesis Blue LLC, Noesis Green LLC, and Noesis Silver LLC, are collectively referred to as the "Company". The Company is a wholly-owned subsidiary of Noesis International Holdings, Inc. ("Holdings") and related through common ownership to Noesis Capital Management Corp. Holdings, together with its subsidiaries, is hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking and investment advisory businesses. The Company manages its customer accounts through J.P. Morgan Clearing Corp., ("JP Morgan"), on a fully disclosed basis. JP Morgan provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

**Basis of Presentation**

The consolidated financial statement includes the accounts of Noesis Capital Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

**Fair Value of Financial Instruments**

Cash, accounts receivable, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

## NOTE 2. FAIR VALUE MEASUREMENT

SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

## NOTE 2. FAIR VALUE MEASUREMENT (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted unadjusted prices in active markets for identical assets or liabilities the Company has the ability to access;

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarch for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2009.

| | Fair Value Measurements on a Recurring Basis: | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Securities owned | $ - | $ - | $ 59,474 | $ 59,474 |

The following table provides further details of the Level 3 fair value measurements.

| | |
|---|---|
| Beginning balance | $ 158,596 |
| Unrealized losses related to assets held at year end | (99,122) |
| Ending balance | $ 59,474 |

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $44,641, which was $39,641 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .1653 to 1, based on an aggregated indebtedness of $7,379 as of September 30, 2009.

## NOTE 4. ACCOUNTS/NOTES RECEIVABLE

The Company has an investment banking customer for which the Company charges a monthly consulting fee and commissions for investment banking in which the Company acts as an underwriter or agent. The Company has converted various receivable balances from previous consulting income or investment banking fees into notes receivable as follows:

## NOTE 4. ACCOUNTS/NOTES RECEIVABLE (continued)

On December 31, 2006, the Company converted amounts due into a note receivable in the amount of $185,000. The note bears interest at 9% payable, including accrued interest on January 1, 2009 at which time the note went into default and the interest rate increased to 12%.

On January 16, 2007, Noesis Gray LLC, Noesis Green LLC and Noesis Blue LLC loaned this investment banking customer, $19,000, $9,000 and $32,000, respectively. These notes bear interest at 9% and are payable, including accrued interest on January 1, 2009 at which time if the note was in default, the interest rate would be 12%. .

The Company is continuing to account for revenues from this customer on the cash basis as collectability of this note receivable/accounts receivable is not reasonably assured. As of September 30, 2009, the Company transferred the net accounts/note receivable balance to Holdings as follows:

| | |
|---|---|
| Accounts receivable | $ 165,000 |
| Notes receivable | 245,000 |
| Accrued interest on note receivable | 35,314 |
| Total owed | 445,314 |
| Less allowance for doubtful accounts | 382,779 |
| Net dividend paid to Holdings | $ 62,535 |

## NOTE 5. RELATED PARTY TRANSACTIONS

<u>Lease</u>
The Company's corporate offices are located in a building for which the lease agreement is with Holdings. The Company was provided use of their space at no charge from Holdings.

<u>Dividends Paid</u>
The Company remitted to Holdings a cash dividend of $10,500, a cash dividend from its subsidiaries of $36,035 as settlement for the subsidiaries income tax liability, and transfer of the net accounts/note receivable from an investment banking customer of $60,000.

## NOTE 6. CONCENTRATIONS AND CREDIT RISKS

<u>Financial Instruments With Off-Balance Sheet Risk</u>
The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

## NOTE 6. CONCENTRATIONS AND CREDIT RISKS (continued)

Financial Instruments With Off-Balance Sheet Risk (continued)

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.